Unum Health USA, Inc.
Balance Sheet
(Unaudited)

	May 31, 2021
ASSETS	
Cash	$ 100
Total current assets	100
Total assets	$ 100
LIABILITIES AND SHAREHOLDERS' EQUITY	
Total current liabilities	-
Commitments and contingencies	-
Common stock, par value $0.00001; 10,000,000 shares authorized, 10,000,000 issued and outstanding	100
Paid-in-capital	-
Retained earnings	-
Total shareholders' equity	100
Total liabilities and shareholders' equity	$ 100